Free Writing Prospectus
Filed pursuant to Rule 433
Registration Statement No. 333-162195
Dated December 5, 2011

PowerShares DB U.S. In[]ation ETNs PowerShares DB U.S. De[]ation ETNs

Targeted Exposure to U.S. In[]ation

Not FDIC Insured | May Lose Value | No Bank Guarantee

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INFL
DEFL

PowerShares DB U.S. Inflation ETNs (INFL) are referred to as the "inflation ETNs" and PowerShares DB U.S. Deflation ETNs (DEFL) are referred to as the "deflation ETNs."

PowerShares **DB U.S. Inflation** ETNs (INFL)
PowerShares **DB U.S. Deflation** ETNs (DEFL)

How do the PowerShares DB ETNs gain exposure to inflation?

The inflation ETNs attempts to isolate U.S. inflation by going **long U.S. Treasury Inflation Protected Securities (TIPS) and short U.S. Treasuries**. U.S. TIPS are U.S. Treasuries with a fixed coupon rate whose principal is adjusted for changes to the Consumer Price Index (CPI). By going long U.S. TIPS and shorting U.S. Treasuries, we believe an investor can effectively hedge interest rate risk exposure inherent in TIPS and thus gain long exposure to changes in inflation. Similarly, the deflation ETNs attempts to gain short exposure to changes in U.S. inflation by going **long U.S Treasuries and short U.S. TIPS**.

What is the relationship between inflation and interest rates?

Nominal interest rates, reflected in the yield on U.S. Treasuries, consist of the sum of two parts:

- Real return
- Inflation

Accordingly, long-term interest rates tend to increase when inflation rises and fall when inflation is subdued.

Why position for inflation?

Both federal and monetary stimuli stemming from the financial crisis have created an environment some believe to be pre-disposed to inflation. They argue that inflation remains abated not because a lack of money supply, but rather, because of a slowdown in the velocity of money. Should the velocity of money pick up, the glut of money currently in our system could quickly result in inflation. Hedging against a rise in inflation preserves the purchasing power of your portfolio and could be achieved through the inflation ETNs.

According to many economists, the supply and velocity of money have a direct proportional relationship to output and inflation.

MV = PQ

M = Supply of Money

V = Velocity of Money

P = Prices (Inflation)

Q = Output (Real GDP)

Despite an increase in the supply of money ("M"), inflation ("P") has been mitigated and output ("Q") sluggish due in large part to a slowdown in the velocity of money ("V"). Should the velocity of money increase, an increase in the combination of inflation and/or output will ensue.

U.S. Money Supply (in billions)



2,400
2,200
2,000
1,800
1,600
1,400
1,200
1,000
Oct. '01
Oct. '03
Oct. '05
Oct. '07
Oct. '09
Oct. '11

Velocity of Money



11.0
10.5
10.0
9.5
9.0
8.5
8.0
7.5
7.0
Dec. '01
Dec. '03
Dec. '05
Dec. '07
Dec. '09
Sep. '11

Source: Bloomberg L.P., as of Oct. 31, 2011
U.S. Money Supply is defined as M1 Supply.

Similar to a long or short-only position in TIPS, gold has not historically been an effective means to target in[]ation.

A long or short-only position in TIPS may not be an appropriate hedge against in[]ation.
U.S. TIPS are essentially []xed-rate Treasuries overlaid with in[]ation exposure; therefore prices at issuance are sensitive to both in[]ation and market interest rates. Historically, U.S. Treasury prices have been negatively correlated to changes in the CPI because U.S. Treasuries are inversely related to interest rates of which in[]ation is a component. TIPS relationship to interest rates (0.68 correlation to U.S Treasuries)(1) has hurt their ability to provide pure exposure to in[]ation on a mark-to-market basis. By eliminating interest rate exposure, we believe an investor is better able to target long or short exposure to in[]ation expectations through the in[]ation and de[]ation
ETNs (together, the "ETNs").

10-Year Correlation to CPI
Long-only U.S. TIPS               0.09
Gold                              0.05
Stocks                            0.05
U.S. Treasuries     -0.25
-1.0 -0.8 -0.6      -0.4 -0.2 0   0.2       0.4 0.6 0.8 1.0
Source: Bloomberg L.P., as of Oct. 31, 2011

History Supports the Methodology Behind the ETNs
The chart below illustrates which type of trade is hypothetically suited to different in[]ation and interest rate expectation environments.

Scenario          Falling Treasury Prices        Rising Treasury Prices
----------------- ------------------------------ -------------------------------
Rising Inflation  In[]ation ETNs (i.e Long TIPS, Long TIPS
                  Short Treasuries)
----------------- ------------------------------ -------------------------------
Falling In[]ation Short TIPS                     De[]ation ETNs (i.e Short TIPS,
                                                 Long Treasuries)
----------------- ------------------------------ -------------------------------

Since 1962, environments favoring the methodology behind the ETNs have existed far more often (70%) than environments favoring a long or short only position in TIPS (30%).(2) Already near historical lows, the extent by which current interest rates can go lower is limited. For investors expecting higher in[]ation and higher rates in the future (top left quadrant), we believe the long TIPS and short Treasuries trade remains a compelling means by which to hedge against increased expectations of in[]ation.

Scenario          Falling Treasury Prices Rising Treasury Prices
----------------- ----------------------- ----------------------
Rising Inflation          40%                     15%
----------------- ----------------------- ----------------------
Falling In[]ation         14%                     30%
----------------- ----------------------- ----------------------

Source: Bloomberg L.P. and Invesco PowerShares, as of Oct. 31, 2011

1 Source: Bloomberg L.P., as of Oct. 31, 2011; bonds are represented by the
Barclays Aggregate U.S. Treasury Index
2 Rising (falling) inflation defined as an increase (decrease) in 1-year change in CPI. Rising
(falling) Treasury prices de[]ned as a decrease (increase) in 10-year U.S.
Treasury yields.

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Deutsche Bank AG, London Branch has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents filed by Deutsche Bank AG, London Branch for more complete information about the issuer and this offering. You may get these documents for free by visiting powersharesetns.com | dbfunds.db.com/notes or EDGAR on the SEC website at www.sec.gov. Alternatively, you may request a prospectus by calling 800 983 0903 | 877 369 4617, or you may request a copy from any dealer participating in this offering.

PowerShares DB US Inflation and US Deflation ETNs

The ETNs are senior unsecured obligations issued by Deutsche Bank AG, London Branch that are linked to the month-over-month returns, whether positive or negative, on the DBIQ Duration-Adjusted Inflation Index and the DBIQ Duration-Adjusted Deflation Index (each, an "inflation index").

The inflation indices aim to track changes in the market's expectations of future inflation implied by the difference in yields between Treasury Inflation-Protected Securities (TIPS) and U.S. Treasury bonds with approximately equivalent terms to maturity. A combination of offsetting short and long notional positions in TIPS and Treasury Bond Futures is one way in which this expectation of future inflation may be measured. If the market's expectation of future inflation increases, TIPS are likely to outperform U.S. Treasury bonds with approximately equivalent terms to maturity. If the market's expectation of future inflation decreases, TIPS are likely to underperform U.S. Treasury bonds with approximately equivalent terms to maturity. Therefore, to gain exposure to the market's expectation that future inflation will increase, the Inflation ETNs take a notional long position in TIPS and a notional short position in U.S. Treasury bonds with approximately equivalent terms to maturity. To gain exposure to the market's expectation that future inflation will decrease, the Deflation ETNs take a notional short position in TIPS and a notional long position in U.S. Treasury bonds with approximately equivalent terms to maturity.

Investors may redeem the ETNs in blocks of no less than 50,000 securities and multiples of 25,000 securities thereafter, subject to the procedures describe in the pricing supplement. Redemptions may include a fee of up to $0.075 for each security that is redeemed or a fee of up to $0.50 if an investor offers in excess of 500,000 securities for redemption on any repurchase date.

Important Risk Considerations

The ETNs offer investors exposure to the month-over-month performance of their respective inflation index and the month-over-month returns on the DB 3-Month T-Bill Index (the "T-Bill Index"), measured from the first calendar day to the last calendar day of each month, less the investor fee. The inflation indices are intended to rise and fall based on changes in the market's expectations about future rates of inflation, and are therefore distinct from the U.S. City Average All Items Consumer Price Index for All Urban Consumers (the "CPI"), the commonly known consumer price index, which is used to track current inflation in the United States. Unlike TIPS, which are intended to provide inflation protection, the ETNs allow investors to take long or short exposure to changes in the market's expectations about inflation and do not guarantee any return of principal at maturity. Investors should consider their investment horizon as well as potential trading costs when evaluating an investment in the ETNs and should regularly monitor their holdings of the ETNs to ensure that they remain consistent with their investment strategies.

The ETNs are senior unsecured obligations of Deutsche Bank AG, London Branch and payment of the amount due on the ETNs is entirely dependent on Deutsche Bank AG, London Branch's ability to pay. The rating of Deutsche Bank AG, London Branch does not address, enhance or affect the performance of the ETNs other than Deutsche Bank AG, London Branch's ability to meet its obligations. The ETNs are riskier than ordinary unsecured debt securities and have no principal protection.

Risks of investing in the ETNs include limited portfolio diversification, uncertain principal repayment, uncertain tax treatment, strategy risk, trade price fluctuations, illiquidity and credit risk. Investing in the ETNs is not equivalent to a direct investment in the inflation indices or components of the inflation indices. The investor fee will reduce the amount of your return at maturity or upon repurchase of your ETNs even if the value of the relevant inflation index has increased. If at any time the repurchase value of the ETNs is zero, the relevant ETNs will be accelerated and you will lose your entire investment in such ETNs. An investment in the ETNs is not suitable for all investors.

The ETNs may be sold throughout the day on NYSE Arca through any brokerage account. Ordinary brokerage commissions apply. Sales in the secondary market may result in losses. There are restrictions on the minimum number of units that you may redeem directly with Deutsche Bank AG, London Branch, as specified in the applicable pricing supplement.

The ETNs are concentrated in TIPS and U.S. Treasury bonds. The market value of the ETNs may be influenced by many unpredictable factors, including, among other things, U.S. government fiscal policy and monetary policies of the Federal Reserve Board, inflation and expectations concerning inflation, interest rates, and supply and demand for TIPS and U.S. Treasury bonds.

PowerShares® is a registered trademark of Invesco PowerShares Capital Management LLC. Invesco PowerShares Capital Management LLC is an indirect, wholly owned subsidiary of Invesco Ltd.

An investor should consider the ETNs' investment objectives, risks, charges and expenses carefully before investing.

An investment in the ETNs involves risks, including the loss of some or all of the principal amount. For a description of the main risks, see "Risk Factors" in the applicable pricing supplement and the accompanying prospectus supplement and prospectus.

Not FDIC Insured | No Bank Guarantee | May Lose Value

This material must be accompanied or preceded by a prospectus. Before investing, please read the prospectus carefully.

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